VIA EDGAR

May 10, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper

Re: Lionheart Holdings

Draft Registration Statement on Form S-1

Submitted April 8, 2024

CIK No. 0002015955

Dear Mr. Alper:

Lionheart Holdings (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 6, 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on April 8, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted April 8, 2024

Summary

Our Company

Management Team, page 3

1.	Please revise to disclose the current trading prices of BurgerFi International Inc., MSP Recovery Inc, and Security Matters Limited.

In response to the Staff’s comment, we have revised the indicated disclosure in the Summary and elsewhere in the Draft Registration Statement; we respectfully inform the Staff that we will provide current trading prices when we publicly file the S-1 Registration Statement.

Risk Factors

If we are deemed to be an investment company under the Investment Company Act . . . , page 48

2.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

We respectfully inform the Staff that the penultimate sentence in the first paragraph of the indicated risk factor already confirms that if the Company’s facts and circumstances change over time, the Company will update its disclosure to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory . . . , page 61

3. Please revise this risk factor to indicate whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

We respectfully inform the Staff that our sponsor is a Florida LLC and is not controlled by, and does not have substantial ties with, a non-U.S. person, and that we have revised the indicated disclosure to reflect this.

Proposed Business

Permitted Purchases of our Securities, page 108

4. We note your statement on page 110 that any registration statement/proxy statement filed for the business combination transaction would contain a representation that any securities purchased by your sponsor, initial shareholders, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile this disclosure with that on page 135 that if you submit your initial business combination to your public shareholders for a vote, your sponsor, officers, and directors have agreed to vote their founder shares “and any shares purchased during or after the offering in favor of [y]our initial business combination.” Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

In response to the Staff’s comment, we have revised and clarified the indicated disclosure here and elsewhere in the Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 140

5. We note a reference to an agreement with Jessica L. Wasserstrom, LLC in Note 5 to the financial statements. Please disclose this related party transaction in your registration statement and file the engagement agreement, if material, or advise. Refer to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, we have added the indicated disclosure. We do not believe that the legal services engagement agreement is material as it is within the ordinary course of the sponsor affiliate’s business, legal fees accrued as of March 31, 2024 are only $50,000 and Ms. Wasserstrom is not an officer or director of the Company.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Lionheart Holdings

/s/ Ophir Sternberg
Ophir Sternberg
Chief Executive Officer

cc: Stuart Neuhauser, Esq.

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